UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934

(Amendment No. 1)*

DAVIDsTEA Inc.

(Name of Issuer)

Common Stock

(Title of Class of Securities)

238661102

(CUSIP Number)

December 31, 2018

Date of Event Which Requires Filing of the Statement

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐ Rule 13d-1(b)

☐ Rule 13d-1(c)

☒ Rule 13d-1(d)

*

The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 238661102	13G

1.	Name of Reporting Person S.S. or I.R.S. Identification No. of Above Person Highland Consumer GP GP LLC
2.	Check the Appropriate Box if a Member of a Group (a) ☐ (b) ☒
3.	SEC Use Only
4.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	5.	Sole Voting Power 0
	6.	Shared Voting Power 0
	7.	Sole Dispositive Power 0
	8.	Shared Dispositive Power 0

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 0
10.	Check Box if the Aggregate Amount in Row (9) Excludes Certain Shares ☐
11.	Percent of Class Represented by Amount in Row (9) 0%
12.	Type of Reporting Person OO

CUSIP No. 238661102	13G

1.	Name of Reporting Person S.S. or I.R.S. Identification No. of Above Person Highland Consumer GP Limited Partnership
2.	Check the Appropriate Box if a Member of a Group (a) ☐ (b) ☒
3.	SEC Use Only
4.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	5.	Sole Voting Power 0
	6.	Shared Voting Power 0
	7.	Sole Dispositive Power 0
	8.	Shared Dispositive Power 0

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 0
10.	Check Box if the Aggregate Amount in Row (9) Excludes Certain Shares ☐
11.	Percent of Class Represented by Amount in Row (9) 0%
12.	Type of Reporting Person PN

CUSIP No. 238661102	13G

1.	Name of Reporting Person S.S. or I.R.S. Identification No. of Above Person Highland Consumer Fund I LP
2.	Check the Appropriate Box if a Member of a Group (a) ☐ (b) ☒
3.	SEC Use Only
4.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	5.	Sole Voting Power 0
	6.	Shared Voting Power 0
	7.	Sole Dispositive Power 0
	8.	Shared Dispositive Power 0

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 0
10.	Check Box if the Aggregate Amount in Row (9) Excludes Certain Shares ☐
11.	Percent of Class Represented by Amount in Row (9) 0%
12.	Type of Reporting Person PN

CUSIP No. 238661102	13G

1.	Name of Reporting Person S.S. or I.R.S. Identification No. of Above Person Highland Consumer Fund I-B LP
2.	Check the Appropriate Box if a Member of a Group (a) ☐ (b) ☒
3.	SEC Use Only
4.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	5.	Sole Voting Power 0
	6.	Shared Voting Power 0
	7.	Sole Dispositive Power 0
	8.	Shared Dispositive Power 0

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 0
10.	Check Box if the Aggregate Amount in Row (9) Excludes Certain Shares ☐
11.	Percent of Class Represented by Amount in Row (9) 0%
12.	Type of Reporting Person PN

CUSIP No. 238661102	13G

1.	Name of Reporting Person S.S. or I.R.S. Identification No. of Above Person Highland Consumer Entrepreneurs’ Fund I LP
2.	Check the Appropriate Box if a Member of a Group (a) ☐ (b) ☒
3.	SEC Use Only
4.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	5.	Sole Voting Power 0
	6.	Shared Voting Power 0
	7.	Sole Dispositive Power 0
	8.	Shared Dispositive Power 0

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 0
10.	Check Box if the Aggregate Amount in Row (9) Excludes Certain Shares ☐
11.	Percent of Class Represented by Amount in Row (9) 0%
12.	Type of Reporting Person PN

CUSIP No. 238661102	13G

Item 1(a)	Name of Issuer DAVIDsTEA Inc.
Item 1(b)	Address of Issuer’s Principal Executive Offices 5430 Ferrier, Mount-Royal A8 H4P 1M2, Quebec, Canada
Item 2(a)

Name of Person Filing

This statement is being filed by the following persons:

(a) Highland Consumer Fund I Limited Partnership (“Highland Consumer I”);

(b) Highland Consumer Fund 1-B Limited Partnership (“Highland Consumer IB”);

(c) Highland Consumer Entrepreneurs’ Fund I, Limited Partnership (“Highland Consumer Entrepreneurs’,” and together with Highland Consumer I and Highland Consumer IB, the “Highland Consumer Entities”);

(d) Highland Consumer GP Limited Partnership (“HC LP”), the general partner of each of the Highland Consumer Entities;

(e) Highland Consumer GP GP LLC (“HC LLC”), the general partner of HC LP.

HC LLC, HC LP, Highland Consumer I, Highland Consumer IB and Highland Consumer Entrepreneurs are sometimes individually referred to herein as a “Reporting Person” and collectively as the “Reporting Persons.”

Item 2(b)	Address of Principal Business Office The address of each of the Reporting Persons is: c/o Porchlight Equity Management, LLC 20 William Street, Suite 115 Wellesley, Massachusetts 02481
Item 2(c)	Citizenship

	Highland Consumer I	Delaware
	Highland Consumer IB	Delaware
	Highland Consumer Entrepreneurs	Delaware
	HC LP	Delaware
	HC LLC	Delaware
Item 2(d)	Title of Class of Securities Common Stock, no par value

CUSIP No. 238661102	13G

Item 2(e)	CUSIP Number 238661102
Item 3	If this statement is filed pursuant to §§240.13d-1(b), or 240.13d-2(b) or (c), check whether the person filing is a:
Not applicable.
Item 4	Ownership
Provide the following information regarding the aggregate number and percentage of the class of securities of the issuer identified in Item 1.
The information required by Items 4(a)-(c) is set forth in Rows 5-11 of each Cover Page and is incorporated herein by reference.
Item 5	Ownership of Five Percent or Less of a Class
If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than 5 percent of the class of securities, check the following [X].
Item 6	Ownership of More than Five Percent on Behalf of Another Person
Not applicable.
Item 7	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company
Not applicable.
Item 8	Identification and Classification of Members of the Group
Not applicable.
Item 9	Notice of Dissolution of Group
Not applicable.

CUSIP No. 238661102	13G

Item 10	Certification

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under § 240.14a-11.

SIGNATURE

After reasonable inquiry and to the best of its knowledge and belief, the undersigned certify that the information set forth in this statement is true, complete and correct.

DATED: October 29, 2018.

Highland Consumer Fund I Limited Partnership

By:	Highland Consumer GP Limited Partnership, its General Partner

By:	Highland Consumer GP GP LLC, its General Partner

	By:	/s/ Peter Cornetta
Managing General Partner

Highland Consumer Fund 1-B Limited Partnership

By:	Highland Consumer GP Limited Partnership, its General Partner

By:	Highland Consumer GP GP LLC, its General Partner

	By:	/s/ Peter Cornetta
Managing General Partner

Highland Consumer Entrepreneurs’ Fund I, Limited Partnership

By:	Highland Consumer GP Limited Partnership, its General Partner

By:	Highland Consumer GP GP LLC, its General Partner

	By:	/s/ Peter Cornetta
Managing General Partner

Highland Consumer GP Limited Partnership

By:	Highland Consumer GP GP LLC, its General Partner

	By:	/s/ Peter Cornetta
Managing General Partner

Highland Consumer GP GP LLC

	By:	/s/ Peter Cornetta
Managing General Partner

EXHIBIT I

JOINT FILING AGREEMENT

The undersigned acknowledge and agree that the foregoing statement on Schedule 13G is filed on behalf of each of the undersigned and that all subsequent amendments to this statement on Schedule 13G shall be filed on behalf of each of the undersigned without the necessity of filing additional joint filing agreements. The undersigned acknowledge that each shall be responsible for the timely filing of such amendments, and for the completeness and accuracy of the information concerning it contained therein, but shall not be responsible for the completeness and accuracy of the information concerning the other entities or persons, except to the extent that it knows or has reason to believe that such information is inaccurate.

This Agreement may be executed in any number of counterparts, each of which shall be deemed an original.

EXECUTED as of this 29th day of October 2018.

Highland Consumer Fund I Limited Partnership

By:	Highland Consumer GP Limited Partnership, its General Partner

By:	Highland Consumer GP GP LLC, its General Partner

	By:	/s/ Peter Cornetta
Managing General Partner

Highland Consumer Fund 1-B Limited Partnership

By:	Highland Consumer GP Limited Partnership, its General Partner

By:	Highland Consumer GP GP LLC, its General Partner

	By:	/s/ Peter Cornetta
Managing General Partner

Highland Consumer Entrepreneurs’ Fund I, Limited Partnership

By:	Highland Consumer GP Limited Partnership, its General Partner

By:	Highland Consumer GP GP LLC, its General Partner

	By:	/s/ Peter Cornetta
Managing General Partner

Highland Consumer GP Limited Partnership

By:	Highland Consumer GP GP LLC, its General Partner

	By:	/s/ Peter Cornetta
Managing General Partner

Highland Consumer GP GP LLC

	By:	/s/ Peter Cornetta
Managing General Partner